March 24, 1997


Securities and Exchange Commission
Office of Filings, Information and
Consumer Services
450 Fifth Street, N.W.
Washington, D.C.  20549-1004


Attn:		Filing Desk
		Mail Stop S1-4


Re:	American Energy & Technology, Inc.
	SEC File No. 0-8155
	Submission of Schedule 13D


On behalf of the client and in accordance with current requirements of the Securities Exchange Act, enclosed please find six copies of Schedule 13D of which one of has been manually signed.




Yours truly,

Don Caron
Don Caron
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __________)*


BRECCIA INTERNATIONAL MINERALS INC.
(Name of Issuer)

NO PAR VALUE COMMON STOCK
(Title of Class of Securities)

106440 10  0
(CUSIP Number)

MICHAEL BOYCE
P.O. BOX 111, BISHOP COURT HILL
ST. MICHAEL, BARBADOS, W.I.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

FEBRUARY 18, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (.

Check the following box if a fee is being paid with the statement  ( .
(A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 025631 20 1   Page 2 of 3 Pages
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BARRINGTON GLOBAL FUND INC.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) ((b)
3 SEC USE ONLY
4 SOURCE OF FUNDS* WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(D) OR 2(E)		 (

6 CITIZENSHIP OR PLACE OF ORGANIZATION
BRITISH VIRGIN ISLANDS    NUMBER OF SHARES
7 SOLE VOTING POWER 6,000,000   BENEFICIALLY OWNED BY
8 SHARED VOTING POWER N/A    EACH REPORTING
9 SOLE DISPOSITIVE POWER 6,000,000   PERSON WITH
10 SHARE DISPOSITIVE POWER N/A
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   73.82%
14 TYPE OF REPORTING PERSON* IV

ITEM 1. 	SECURITY AND ISSUER
No Par Value Common Stock.
Donald P. Caron, President
Edmonton, Alberta, Canada
ITEM 2.	IDENTITY AND BACKGROUND
a)	Barrington Global Fund Inc.
b)	P.O. Box 111, Bishops Court Hill, St. Michael, Barbados
c)	Investment Company
d)	No criminal convictions or actions during the last five years
e)	No civil convictions or actions during the last five years

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The consideration for the issuance of the securities is the rights to acquire six exploration projects located in the Maricunga Belt, Chile. The amount of $60,000 US was the consideration for the purchase by way of the issuance of 6,000,000 common shares at $0.01 per share.

ITEM 4.	PURPOSE OF TRANSACTION

The purpose for the transaction was to allow the Corporation the rights to the exploration properties located in Chile and provide the Corporation the opportunity to acquire high quality projects in Chile for future growth of the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

a)	6,625,000 Common Shares or 81.51% of the total issued and outstanding shares.
b)	6,625,000 sole power to vote and dispose with no shared power
c)	Barrington Global Fund Inc. and Breccia International Minerals Inc.
   entered into a Confidentiality & 	Introduction Agreement	Agreement
   dated January 15, 1997.  Breccia purchased the rights to six properties in Chile for US$125,000 cash and US$60,000 in post consolidated
   common shares of 	Breccia at a deemed value of $0.01 per share.
d)	n/a
e)	n/a

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
      		WITH RESPECT TO SECURITIES OF THE ISSUER

There is no further disclosure required

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Confidentially & Introduction Agreement dated January 15, 1997 attached as Exhibit 1







SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						ABACUS MANAGEMENT LIMITED

March 24/97                       Michael Boyce
________________________________		________________________________________
Date						                        Signature
                       											Director


EXHIBIT 1

CONFIDENTIALITY & INTRODUCTION

AGREEMENT


This Confidentiality & Introduction Agreement will confirm our mutual understanding as of the 15th day of January 1997.

Between

BRECCIA INTERNATIONAL MINERALS INC. ("Breccia") a company incorporated under the laws of Delaware, U.S.

and

BARRINGTON GLOBAL FUND INC. OR IT'S ASSIGNEE ("Agent") providing receipt of Information, regarding properties attached hereto as Schedule 1
("The Property Holders or Projects").

and

WHEREAS the parties confirm their intent in concluding a deal on the following terms and conditions:

1 .	"Information" means all the oral or written data, reports, records or materials obtained from the Agent on the Projects, including the name, address and type of business of the Property Holders, the knowledge that the Property Holders may be considering a sale, joint venture, earn-in or even the fact that Information has been provided.

2.	Information is being furnished solely in connection with Breccia's consideration of a potential acquisition or joint venture / earn-in of the Project and shall be treated as "secret" and "confidential" and no portion of it shall be disclosed to others, except to those of your employees, associates and consultants whose knowledge of the Information is required for you to evaluate the Project as a potential acquisition and who shall assume the same obligations as you under this Agreement. The undersigned terms of this agreement.

3.	It is understood that each Project is the intended party and beneficiary whose rights are being protected and may enforce the terms of this Confidentiality Agreement as if it were a party to the Agreement.

4.	All Information shall be promptly returned or destroyed, as directed by us or the Property Holder.

5.	It is understood that (a) no representation or warranties are being made as to the completeness or accuracy of any Information and (b) any and all representations and warranties shall be made solely by the Property Holder in a signed acquisition agreement or purchase contract and then be subject to the provisions thereof.

6.	The undersigned acknowledges the responsibility to perform a due diligence review at their own cost and expense prior to any acquisition or agreement.

7.	Breccia agrees to pay the Agent, immediately after the Agent introduces
Breccia to the Property Holders of the Projects listed in Schedule 1, an introduction fee of US$185,000 to be satisfied by US$125,000 cash and by the issuance of US$60,000 in post consolidated common shares of Breccia at a deemed value of $0.01 per share (6,000,000 shares).

8.	This agreement is subject to regulatory approvals.

9. This Agreement may only be varied in writing between the parties, other than as specifically provided herein.


On the basis that the foregoing reflects our preliminary understanding, please confirm your agreement by signing in the space provided below. Once received we will instruct our counsel to begin preparation of the documentation which will transact the above-noted matters.

BARRINGTON GLOBAL FUND INC.
a British Virgin Islands corporation.
ABACUS MANAGEMENT LIMITED

By :Michael Boyce
   	Authorized Officer



ACCEPTED AND AGREED:

BRECCIA INTERNATIONAL MINERALS INC.



By : Donald P. Caron
     Donald P. Caron, President


SCHEDULE 1


LIST OF PROPERTIES


NAME						LOCATION

JOTABECHE PROSPECT				MARICUNGA BELT, CHILE

VIDALITA PROSPECT				MARICUNGA BELT, CHILE

NEVADA PROSPECT				MARICUNGA BELT, CHILE

GEMINIS PROSPECT				MARICUNGA BELT, CHILE

PLAZA PROSPECT					MARICUNGA BELT, CHILE

PENASCO						MARICUNGA BELT, CHILE





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